Norton Rose Fulbright US LLP
September 23, 2016	2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
VIA EDGAR AND COURIER	United States

Securities and Exchange Commission	Tel +1 214 855 8000
Division of Corporation Finance	Fax +1 214 855 8200
100 F Street, N.E.	nortonrosefulbright.com
Washington, D.C. 20549-4628
Attn: Christian Windsor, Special Counsel

Re:	Equity Bancshares, Inc.

Registration Statement on Form S-4

Filed August 24, 2016

File No. 333-213283

Ladies and Gentlemen:

On behalf of Equity Bancshares, Inc., a Kansas corporation (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 20, 2016 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4, which was filed with the Commission on August 24, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement. References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

Prospectus Cover Page

1.	Please disclose the total merger consideration as of the date that the merger was announced, as well as for a recent date. Please make corresponding changes throughout your prospectus.

In response to the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement and made corresponding changes throughout the prospectus.

2.

We note your disclosure that the cash component of the merger consideration may be reduced. Please disclose “Community stockholders’ equity” (the “Adjusted Equity” in the merger agreement) as of a recent date, the calculation

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September 23, 2016

date, the threshold below which the merger consideration, and the expected impact of merger related transactions. To the extent that the current equity value minus expected expenses would result in a reduction in the per share cash consideration, revise the cover page to make this clear.

In response to the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement to include the requested disclosures. The Company respectfully acknowledges the Staff’s comment concerning disclosure of the Community stockholders’ equity as of the calculation date, but the Company will not know such amount until the close of business on the fifth business day immediately preceding the closing of the merger.

Questions and Answers about the Merger

What will Community stockholders be entitled to receive in the merger?, page 2

3.	Revise this section to disclose Community’s equity as of June 30, 2016 and to clarify the impact of the itemized merger costs on the equity value. Since it appears that the currently expected merger costs will reduce Community’s equity value below the $44.8 million limit, please provide investors with tabular presentation of the impact of currently expected merger costs on the per-share cash merger consideration. The tabular presentation should also provide investors with an idea as to the impact of further merger related costs, for instance by presenting the impact of up to $2 million in additional costs at $500 thousand intervals upon the per share cash merger consideration.

In response to the Staff’s comment, the Company has revised the disclosures under the heading “Questions and Answers—Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?” on page 3 and “The Merger Agreement—Merger Consideration” beginning on page 284 to include the requested tabular presentation. The Company has also inserted a cross reference to the disclosure under the heading “Question and Answer—What will Community stockholders be entitled to receive in the merger?” to the revised disclosure contained under the headings “Questions and Answers—Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?” and “The Merger Agreement—Merger Consideration.”

Summary

Interests of Community’s Directors and Executive Officers in the Merger, page 15

4.	Please disclose the salaries for Ms. Main and Mr. Criner and attach their employment agreements pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Please also revise to quantify the aggregate severance payments that Community’s Executive Officers will be entitled to receive. Please make conforming revisions on page 279.

The Company respectfully acknowledges the Staff’s comments. Following the effective time of the merger, Ms. Main will continue to receive the same salary that she currently receives as an employee of Community and Mr. Criner will receive a lower salary than he currently receives as an employee of Community. In response to the Staff’s comments, the disclosure in the Amended Registration Statement under “The Merger—Interests of Community’s Directors and Executive Officers in the Merger—Employment Agreements” on page 279 has been revised to clarify that Ms. Main’s compensation will remain the same and Mr. Criner’s compensation will be reduced.

September 23, 2016

The employment agreements of Ms. Main and Mr. Criner were not filed as exhibits under Item 601(b)(10)(iii)(A) of Regulation S-K since such employment agreements are immaterial in amount and significance and neither Ms. Main nor Mr. Criner will be executive officers or directors of the Company or be involved in any policy making function following the effective time of the merger. Therefore, the Company does not believe that it is required to file such employment agreements as exhibits pursuant to Item 601(b)(10)(iii)(A).

The Company has revised the disclosure on pages 15 and 280 of the Amended Registration Statement to include the aggregate severance that Community’s executive officers, as a group, may be entitled to if they are terminated after the effective time of the merger and to clarify the severance to which Ms. Main and Mr. Criner may be entitled.

The Merger

Opinion of Community’s Financial Advisor, page 258

5.	We note that Community’s management provided Stephens with financial projections for the years between 2017 and 2021. To the extent that these projections materially impacted Stephen’s discounted cash flow projections, as disclosed on page 263, please revise the S-4 to include those projections so that investors are able to evaluate the analysis conducted by the financial advisor.

In response to the Staff’s comment, the Company has revised page 278 of the Amended Registration Statement to include the projections provided by Community’s management.

Opinion of Equity’s Financial Advisor

Discounted Cash Flow Analysis—Community, page 276

6.	Please disclose the projections for Community’s assets that KBW used in its discounted cash flow analysis, as well as any projections for Community’s net income not already disclosed on page 279.

In response to the Staff’s comment, the Company has revised page 278 of the Amended Registration Statement to include the projections provided by Community’s management.

Representations and Warranties, page 288

7.

We note your statements that shareholders “should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Equity, Community or

September 23, 2016

any of their respective subsidiaries or affiliates” and that these representations and warranties “are solely for the benefit of Equity and Community.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. We further note your disclosure that this information “may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Equity or Community.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your joint proxy statement/prospectus not misleading.

In response to the Staff’s comment, the Company has revised page 288 of the Amended Registration Statement to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. The Company confirms its understanding that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the joint proxy statement/prospectus not misleading.

Exhibit Index

8.	We note Exhibits 8.1 and 8.2. If the tax consequences of the transaction are material, then Item 601(b)(8) requires an opinion regarding the tax consequences. Exhibit 8.1 and 8.2 do not opine as to the tax consequences, but instead opine only as to the accuracy of the disclosure. Revise the tax opinions so that they opine as to the material tax consequences of the transaction, including the tax consequences to the shareholders of Community. Please refer to Sections III.B and III.C of Staff Legal Bulletin No. 19 for further guidance.

In response to the Staff’s comment, the Company has filed revised Exhibits 8.1 and 8.2 to the Amended Registration Statement.

9.	Please attach the consents of Messrs. Maland and Bowers as required by Securities Act Rule 438.

In response to the Staff’s comment, the Company has filed as Exhibits 99.5 and 99.6 to the Amended Registration Statement the written consent of each person named in the Amendment Registration Statement as an anticipated director of the Company following the effective time of the merger.

*****

In the event the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (214) 855-3906 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael G. Keeley

Michael G. Keeley

of Norton Rose Fulbright US LLP

cc:	Christopher Dunham, Securities and Exchange Commission

Brad S. Elliott, Equity Bancshares, Inc.

Jerry P. Maland, Community First Bancshares, Inc.

Dan R. Bowers, Esq., Bowers Law Firm

Jonathan S. Hightower, Esq., Bryan Cave LLP